Karen N. Winnett
(949) 623-3536
kwinnett@prestongates.com
September 20, 2005
VIA EDGAR AND FEDERAL EXPRESS
Jeffrey A. Shady, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Cornerstone Core Properties REIT, Inc. Registration No. 333-121238
Dear Mr. Shady:
     This letter is provided in response to the comment letter of the Securities and Exchange Commission (the “Staff”) dated September 9, 2005 with respect to the Registration Statement on Form S-11 filed by Cornerstone Core Properties REIT, Inc. (the “Company”) on December 14, 2004 (Registration No. 333-121238), as amended by Pre-Effective Amendment No. 1 filed on April 13, 2005, Pre-Effective Amendment No. 2 filed on May 25, 2005, Pre-Effective Amendment No. 3 filed on June 6, 2005 and Pre-Effective Amendment No. 4 filed on August 30, 2005. A responsive Pre-Effective Amendment No. 5 is being filed concurrently herewith via EDGAR. This letter keys the registrant’s responses to the Staff’s numbered comments and the Staff’s comments appear in italicized text to facilitate your review.
General
     1.      We note your response to prior comment 2; however, we are unable to agree with your analysis. It appears that the private placement of partnership units to your advisor should be integrated with the public offering. Since you have already commenced the private placement without a registration statement, however, you cannot now register those units. Please revise your document to include a risk factor discussing the violation of Section 5 and your possible liability for the sale to the advisor. Please discuss with your auditors whether this contingent liability required additional disclosure in the notes to your financial statements. If not, please tell us the basis for your auditor’s conclusion.
     As requested by the Staff, the Company has added the following risk factor under “RISK FACTORS — Investment Risks” on page 16 of the prospectus:

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
September 20, 2005

“Our advisor could potentially rescind its investment in units of our operating partnership.
     On July 15, 2005, our advisor invested $200,000 in units of our operating partnership in order to meet the initial investment requirements for REIT advisors under applicable state laws. The units were sold to our advisor without registration under the Securities Act of 1933, as amended, and the availability of an exemption from the registration requirements is uncertain. Federal securities laws provide for a one-year rescission right for investors who purchase securities in an unregistered transaction for which the private offering or another exemption was not available. Until July 15, 2006, our advisor could potentially assert a right to rescind its investment which could require us to reacquire the units from our advisor at the original purchase price paid, plus interest. Our advisor has agreed not to exercise any rescission rights arising out of its purchase of units of our operating partnership. Our advisor is required by state law to maintain a $200,000 investment in us or our operating partnership as long as it remains our advisor.”
     As requested by the Staff, the Company has discussed with its auditors whether this contingent liability resulting from a failure to register the sale of the units would require additional disclosure in the notes to the financial statements. The auditors have concluded that no additional disclosure in the notes is required. The auditors are relying on the opinion of Preston Gates & Ellis LLP that it is not considered probable that a rescission claim will be asserted and that, if asserted, the likelihood of an unfavorable outcome is remote. Since there is no reasonable probability that a loss will be incurred, there is no requirement that the loss contingency be disclosed. Disclosure is not required of a loss contingency involving an unasserted claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. In this case, the advisor has assured the REIT and its operating partnership that it will not assert any claim and counsel has determined that even in the event the advisor did assert the claim, an unfavorable outcome is remote.
     Paragraph 38 of FAS 5 focuses on certain examples concerning the determination by the enterprises whether an assertion of an unasserted possible claim may be considered probable: “With respect to unasserted claims and assessments, an enterprise must determine the degree of probability that a suit may be filed or a claim or assessment may be asserted and the possibility of an unfavorable outcome . . . a judgment must first be made as to whether the assertion of the claim is probable. If the judgment is that assertion of the claim is not probable, no accrual or disclosure would be required.”
     Based on the opinion of Preston Gates & Ellis LLP and the advisor’s assurance to the REIT and its operating partnership that it will not assert any claim for rescission, the auditors have concluded that there is no need for additional disclosure in the notes to the REIT’s financial statements.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
September 20, 2005

     2.      We note your response to comment 1. We are unable to locate the disclosure that indicates that you will purchase investment grade properties. Please revise or advise.
     The Company added disclosure describing the properties that it intends to acquire as “investment grade” properties in the PROSPECTUS SUMMARY section under the headings “Cornerstone Core Properties REIT, Inc. (page 1) and Investment Objectives (page 3), in the INVESTMENT OBJECTIVES AND ACQUISITION POLICIES section under the headings Investment Selection (page 59) and Acquisition Policies (page 60).
Estimated Use of Proceeds, page 33
     3.      We note your response to our comment 8. Considering that neither the amount nor the percentage of organization and offering expense is fixed, we continue to believe that your use of proceeds table should assume the maximum expense amount. In this regard, we note your disclosure in footnote (2) that organization and offering expenses could be as much as 5%. Please revise to reflect these expenses as 5% at the minimum, mid-point and maximum offering amounts.
     The Company believes that the estimates for organization and offering expenses shown in the estimated use of proceeds table are its best estimates and provide for a more accurate presentation than would the 5% maximum that is permitted under the NASAA Statement of Policy for REITs. Based on our discussions with the Staff, we understand the Staff’s primary concern to be that the range of possible organization and offering expenses (up to 5%) is too broad. Accordingly, the Company had modified its articles of incorporation and the advisory agreement to reduce the maximum amount of organization and offering expenses to 3.5% of gross proceeds from the primary offering and to revise the prospectus disclosure where appropriate to reflect this reduced 3.5% maximum while retaining its estimates of the actual percentages and amounts as currently shown in the Estimated Use of Proceeds table on page 33.
     4.      Please revise the line item for acquisition fees to reflect 2% at all three offering amounts. We note the footnote disclosure that acquisition fees previously paid may be allocated to the purchase price of properties acquired later, however, it does not appear that this would have the effect of reducing the fee itself. Please revise or advise.
     No acquisition fees will be paid with respect to shares issued pursuant to the Company’s dividend reinvestment plan. Accordingly, the actual acquisition fees shown for the mid-point and maximum offering amounts are 2% of proceeds from the primary offering which equates to 1.6% of the total offering proceeds.

Jeffrey A. Shady, Esq.
Securities and Exchange Commission
September 20, 2005

     Please direct any comments or questions regarding this filing to me by mail at the address indicated on the first page of this letter, by facsimile at (949) 623-4464, or by telephone at (949) 623-3536.

Very truly yours, Preston Gates & Ellis llp
By:	/s/ Karen N. Winnett
Karen N. Winnett